KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601
Carter W. Emerson P.C.
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2052		312 861-2200
cemerson@kirkland.com	www.kirkland.com
August 1, 2006
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:	Russell Mancuso
Donald C. Hunt

Re:	Exide Technologies
Amendment No. 1 to Registration Statement on Form S-3
File Number 333-135564
Ladies and Gentlemen:
     Exide Technologies, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated July 26, 2006. The responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-3 filed on June 30, 2006. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.
General
1.	Comments we issued in connection with our review of your Form 10-K must be resolved before we act on any request to accelerate the effective date of the Form S-3.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
August 1, 2006

RESPONSE: The Company acknowledges the comment and is working with Staff to resolve such comments.
2.	Please tell us whether your shareholders who are standby purchasers may purchase any of the shares in this registered offering. If so, please tell us how the transaction with those shareholders would be consistent with Section 5 of the Securities Act, since it appears that you began the offer to those shareholders before you filed this registration statement. If those shareholders are excluded from the registered offering, please show us how you have reflected that fact in the registration fee table.

RESPONSE: The offer and sale of shares to the standby purchasers who are shareholders are being made in reliance on Section 4(2) of the Securities Act. Because such shares might have been deemed to be part of the registered offering and based upon the practice we have noted in other registered offerings in which shareholders have acted as standby purchasers, the Company included such shares in the registration fee table, although it was not necessary to do so.
3.	Note that the filing of a registration statement constitutes an offer to the public. Please tell us how you concluded that it is appropriate under governing state law, Nasdaq rules and federal securities laws to offer shares that you are not authorized to issue in an offering that has not received required shareholder approval.

RESPONSE: The Company believes that it is clear from the context of the filing of the registration statement and the disclosure contained therein that there will be no consummation of the rights offering without the requisite shareholder authorization; in other words, any such offering is clearly conditional. Based upon the rules and their interpretation in similar situations in the past, this timing comports with state law, Nasdaq rules and the federal securities laws.
Prospectus Cover
4.	We note your statement that you may extend the expiration date of the subscription period. Please revise the prospectus cover to include the latest date to which you may extend the subscription period.

RESPONSE: We have revised the disclosure on the prospectus cover in response to the Staff’s comment.
Questions and Answers Relating to the Rights Offering, page ii
How was the $  per share subscription price determined?, page ii

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
August 1, 2006

5.	Expand your disclosure to include how you determined the number of shares of common stock per subscription right.

RESPONSE: We have revised page ii of the prospectus in response to the Staff’s comment. Shareholders of record on the record date will receive 0.85753 of a right for each share of the Company’s common stock they hold. Each full right will entitle the holder to one share of the Company’s common stock. This distribution ratio was established by dividing the number of shares to be issued at $3.50 per share in the $75.0 million rights offering (21,428,571) by the number of outstanding shares of the Company’s common stock (24,988,768).
What happens if I elect to exercise my rights and the shareholders ... , page iii
6.	Here and elsewhere in your prospectus, as appropriate, please disclose how soon investors will receive a refund of their subscription payments following any action resulting in the termination of this offering prior to the satisfaction of pending subscriptions.

RESPONSE: We have revised the disclosure on pages iii and vi of the prospectus in response to the Staff’s comment.
After I send in my payment ... , page iv
7.	Please revise your disclosure here and elsewhere in your prospectus, as appropriate, to reconcile your disclosure that the rights are irrevocable with your disclosure on page 24 regarding the opportunity to cancel a subscription in the event of “fundamental changes in the terms set forth in the prospectus.” Also, please disclose who will determine whether a change is “fundamental” and include any related risk factors if there is ambiguity.

RESPONSE: We have revised the disclosure on the cover page and pages iv, 24, 29 and 30 of the prospectus in response to the Staff’s comment.
How much money will we receive from the rights offering?, page iv
8.	Disclose the net proceeds from the offering. Please show us your calculations supporting the statement in the penultimate sentence given the conditions to the standby commitment like the caps in Section 2(d) of the Standby Purchase Agreement.

RESPONSE: We have revised the disclosure on page v of the prospectus in response to the Staff’s comment. The requested calculations are attached as Exhibit A hereto.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
August 1, 2006

How many shares will the Standby Purchasers ..., page v
9.	Expand your disclosure here to address the scenarios disclosed on pages 20 and 21, including situations where (i) the rights offering has not closed by September 30, 2006 or the Standby Agreement is terminated or (ii) shareholders do not approve the rights offering.

RESPONSE: We have revised the disclosure on page v of the prospectus in response to the Staff’s comment.
Risk Factors, page 4
Holders of our common stock are subject to the risk of dilution., page 9
10.	Please disclose the status of the reserve, including the amount of securities issued and remaining and the amount of claims yet to be paid.

RESPONSE: We have revised the disclosure on page 9 of the prospectus in response to the Staff’s comment. Such disclosure does not quantify the amount of disputed claims because a number of these claims do not specify any amount.
Restrictive covenants restrict our ability to operate our business, page 11
11.	Please expand the risk factor to highlight any material historic covenant defaults and the related effects.

RESPONSE: We have revised the disclosure on page 11 of the prospectus in response to the Staff’s comment.
If the rights offering, the sale of shares to the Standby Purchasers ..., page 13
12.	Quantify the dilutive effect of purchases by the standby purchasers, assuming (i) rights holders do not exercise any rights and (ii) rights holders exercise all rights.

RESPONSE: We have revised the disclosure on page 13 of the prospectus in response to the Staff’s comment.
Use of Proceeds, page 18
13.	Please provide the disclosure regarding the approximate amount intended to be used for each stated purpose, as required by Item 504 of Regulation S-K and indicate the order of priority of the purposes listed.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
August 1, 2006

RESPONSE: We have revised the disclosure on page 18 of the prospectus in response to the Staff’s comment.
The Rights Offering, page 20
14.	Please provide a table to show how the transactions would affect your previously disclosed information provided in response to Regulation S-K Item 403. Show the range of results given a reasonable range of potential outcomes of your transactions.

RESPONSE: We have revised the disclosure on pages 20 and 21 of the prospectus in response to the Staff’s comment.
Reasons for the Rights Offering, page 20
15.	Please quantify the anti-dilution adjustments.

RESPONSE: We have revised the disclosure on page 22 of the prospectus in response to the Staff’s comment.
Standby Commitments, page 20
16.	We note your disclaimer that the description of the Standby Agreement contained in your prospectus does not purport to be complete. Please clarify whether your disclosure includes all material terms of the agreement.

RESPONSE: The Company believes that it has described in the prospectus all of the material terms in the Standby Agreement and we have revised the disclosure on pages 22 and 23 of the prospectus to so state.
17.	Please disclose the most significant conditions to the standby purchase commitment, including, for example, the percent ownership caps in Section 2(d).

RESPONSE: We have revised the disclosure on page 23 of the prospectus in response to the Staff’s comment.
Expiration Date and Amendments, page 24
18.	Please clarify whether all forms of payment must have cleared before the expiration date in order for investors to receive shares upon exercise of their rights.

RESPONSE: We have revised the disclosure on page 26 of the prospectus in response to the Staff’s comment.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
August 1, 2006

Foreign Shareholders, page 27
19.	With a view toward disclosure, please tell us the percentage of your stock that is held by shareholders with addresses outside of the United States.

RESPONSE: The Company’s transfer agent has advised that record holders of approximately 0.7% of the Company’s common stock have addresses outside of the United States.
U.S. Federal Income Tax Treatment, page 27
20.	Please identify the advisors you mention and file their consent.

RESPONSE: We have revised the disclosure on page 30 of the prospectus in response to the Staff’s comment and such consent will be filed.
Certain Material U.S. Federal Income Tax Considerations, page 29
21.	Please revise the title of this section and the first sentence to clarify whether you have disclosed all material tax consequences.

RESPONSE: We have revised the disclosure on page 32 of the prospectus in response to the Staff’s comment.
22.	It is inappropriate to disclaim responsibility for your disclosure. Please remove the statement that the disclosure is “for general information purposes only” which we view as an inappropriate disclaimer.

RESPONSE: We have revised the disclosure on page 32 of the prospectus in response to the Staff’s comment.
23.	Please unequivocally state what the tax consequences will be, not what they “should” be or “generally” are. If you are unable to provide an unequivocal statement, please disclose the reason for the uncertainty, the possible outcomes and the risks to investors. Please apply this comment to your disclosures regarding tax issues throughout the prospectus.

RESPONSE: We have revised the disclosure on pages 32, 33 and 34 of the prospectus in response to the Staff’s comment.
24.	We refer you to the final paragraph on page 29. Please clarify how investors are to determine whether the fair market value of their subscription will exceed the 15% threshold mentioned here.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
August 1, 2006

RESPONSE: We have revised the disclosure on page 33 of the prospectus in response to the Staff’s comment
Plan of Distribution, page 39
25.	Please tell us to what “particular offering” you are referring in the penultimate paragraph of this section.

RESPONSE: We have removed the paragraph in the prospectus to which the Staff is referring.
26.	Given the last two sentences of your “Other Matters” disclosure on page 28, please tell us the reason for the last paragraph on page 39.

RESPONSE: We have removed the paragraph in the prospectus to which the Staff is referring
Other Expenses, page II-1
27.	Please tell us who is receiving the $6,250,000 mentioned in the second row of the table.

RESPONSE: Miller Buckfire & Co., LLC, the Company’s financial advisor, is receiving the $6,250,000 mentioned in the second row of the table.
Undertakings
28.	Please revise to include the undertakings required by Regulation S-K Items 512(a)(5)(ii) and 512(a)(6).

RESPONSE: We have revised the registration statement in response to the Staff’s comment.
29.	Please file the documents you will send shareholders in connection with the offering.

RESPONSE: We have filed the documents the Company will send shareholders in connection with the offering with Amendment No. 1.
*      *       *       *       *

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
August 1, 2006

     Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.
Sincerely,
/s/ Carter W. Emerson, P.C.
Carter W. Emerson, P.C.

cc:	Barbara A. Hatcher
Exide Technologies

Exide Technologies
Exhibit A
Pro Forma Ownership Sensitivity
Pre-Transaction Ownership

Primary Ownership	Shares	%
Tontine Capital Partners	2,425,387	9.7%
Arklow Capital (excludes warrants)	949,292	3.8%
Legg Mason	—	—
Other Primary Shareholders	21,614,089	86.5%

Total	24,988,768	100.0%

Fully-Diluted Ownership	Shares	%
Tontine Capital Partners	2,425,387	6.7%
Arklow Capital (includes warrants)	1,588,892	4.4%
Legg Mason	—	—
Other Primary Shareholders	21,614,089	60.1%
Warrants, Converts, Options	10,321,249	28.7%

Total	35,949,617	100.0%
Transactions

% of Other Holders to Exercise Shares	0.0%		100.0%
Rights Offering	Shares	$MM	Shares	$MM
Tontine Capital Partners	12,088,570	$42.3	2,079,838	$7.3
Arklow Capital	2,667,514	$9.3	814,045	$2.8
Legg Mason	6,672,488	$23.4	—	—
Other Primary Shareholders	—	—	18,534,689	$64.9

Total	21,428,571	$75.0	21,428,571	$75.0

Additional Subscription Privilege	Shares	$MM	Shares	$MM
Tontine Capital Partners	7,011,036	$24.5	8,571,429	$30.0
Legg Mason	7,274,678	$25.5	5,714,286	$20.0

Gross Proceeds from Additional Subscription Privilege	14,285,714	$50.0	14,285,714	$50.0
Post-Transaction Ownership

% of Other Holders to Exercise Shares	0.0%		100.0%
Primary Ownership	Shares	%	Shares	%
Tontine Capital Partners	21,524,993	35.5%	13,076,653	21.5%
Arklow Capital (excludes warrants)	3,616,806	6.0%	1,763,337	2.9%
Legg Mason	13,947,167	23.0%	5,714,286	9.4%
Other Primary Shareholders	21,614,089	35.6%	40,148,778	66.1%

Total Existing Ownership	60,703,054	100.0%	60,703,054	100.0%

Fully-Diluted Ownership	Shares	%	Shares	%
Tontine Capital Partners	21,524,993	29.5%	13,076,653	17.9%
Arklow Capital (includes warrants)	4,356,251	6.0%	2,502,782	3.4%
Legg Mason	13,947,167	19.1%	5,714,286	7.8%
Other Primary Shareholders	21,614,089	29.6%	40,148,778	55.0%
Warrants, Converts, Options (excluding Arklow warrants)	11,548,320	15.8%	11,548,320	15.8%

Total Fully-diluted Ownership	72,990,819	100.0%	72,990,819	100.0%